PARTIAL RELEASE FROM
SECURITY AGREEMENT AND DEED OF TRUST

WHEREAS, on September 18, 2013 and September 18, 2014, Searchlight Minerals Corp., a Nevada corporation ("Searchlight") completed two closings of a private placement offering (the "Offering") of secured convertible notes (the "Notes") to certain investors (collectively, the "Secured Parties"), resulting in aggregate gross proceeds to Searchlight of $4,069,000. In connection with the Offering, Searchlight entered into a Pledge and Security Agreement by and among Searchlight and its subsidiaries, Clarkdale Minerals, LLC, a Nevada limited liability company ("Clarkdale Minerals") and Clarkdale Metals Corp., a Nevada corporation ("Clarkdale Metals", and together with Searchlight and Clarkdale Minerals, the "Companies"), in favor of the Bank of Utah ("Collateral Agent") on behalf of the Secured Parties, dated as of September 18, 2013 (the "Security Agreement").

WHEREAS, pursuant to the Security Agreement, the security interests granted to the Secured Parties in the Real Property (as defined below) are evidenced by the Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing, among Clarkdale Minerals, Yavapai Title Agency, Inc., an Arizona corporation ("Trustee") and Collateral Agent, dated September 18, 2013 ("Deed of Trust").

WHEREAS, Luxor Capital Group, LP and certain of its associates and affiliates ("Luxor") purchased $2,600,000 of the Notes in the Offering, and constitutes the Majority-In-Interest (as such term is defined in the Security Agreement).

WHEREAS, the Company intends to enter into a purchase agreement (the "Purchase Agreement") for the sale of that certain real property, a legal description which is as follows (the "Real Property"):

SEE EXHIBIT "A" ATTACHED HERETO AND MADE A PART HEREOF.

WHEREAS, in accordance with the Purchase Agreement, the Companies have requested that the Secured Parties release the Real Property from the lien and operation of the Security Agreement.

NOW, THEREFORE, the Secured Parties, in consideration of good and valuable consideration, the receipt and sufficiency of which is acknowledged, does, without warranty, remise, release, quit-claim, exonerate and discharge from the lien and operation of Security Agreement unto the Companies, their heirs and assigns, any liens and any security interest Secured Parties may hold pursuant to the Security Agreement, the Deed of Trust or otherwise in the Real Property, including without limitation 50% of all the Proceeds (as defined in the Security Agreement) that the Companies are to receive as the purchase price for the Real Property. The balance of such Proceeds shall be deposited in a Deposit Account (as defined in the Security Agreement) to be held by or for the account of, the Collateral Agent.

FURTHER, in connection with the termination of the Secured Parties' security interest in the Real Property, this PARTIAL RELEASE FROM SECURITY AGREEMENT constitutes notice to the Collateral Agent and Trustee (as set forth in the Deed of Trust) to deliver to the Companies and/or file any and all documents evidencing the termination of the security interest in the Real Property, including without limitation, a Partial Release from Deed of Trust.

FURTHER, in consideration for this **PARTIAL RELEASE,** Searchlight and Luxor agree to use their best efforts to cause their respective designees to vote to expand the Board of Directors of Searchlight to seven members, and appoint a designee identified by Luxor to fill such vacancy.

BUT it is expressly agreed and understood that this is a **PARTIAL RELEASE** only and that the same shall in no way release, affect or impair any lien or liens against any other security interests of the Secured Parties set forth in the Security Agreement. Except as may be expressly provided herein or otherwise agreed to in writing by the Secured Parties or the Majority-In-Interest, as allowed by the Security Agreement, all terms and provisions in the Security Agreement which, pursuant to the Security Agreement, shall survive the release and discharge of the Real Property, shall survive the release and discharge of the Security Agreement as to the Real Property contained herein.

[SIGNATURE PAGE FOLLOWS]

ACCEPTED AND AGREED, this _____ day of _____, 2015.

                    ""MAJORITY-IN-INTEREST"

                    LUXOR CAPITAL PARTNERS, LP
                    By: LCG Holdings, LLC, as General Partner

                    By: _____
                              Norris Nissim, General Counsel

                    LUXOR WAVEFRONT, LP
                    By: LCG Holdings, LLC, as General Partner

                    By: _____
                              Norris Nissim, General Counsel

                    OC 19 MASTER FUND, L.P. - LCG
                    By: LCG Holdings, LLC, as General Partner

                    By: _____
                              Norris Nissim, General Counsel